Filed by Independence Realty Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Apartment REIT, Inc.

Commission File No.: 333-258871

October 28, 2021

Independence Realty Trust

Third Quarter 2021 Earnings Release

October 28, 2021

9:00 AM

Operator:  Good day and thank you for standing by.  Welcome to the Independence Realty Trust Third Quarter 2021 Earnings Release.  At this time all participants are in a listen only mode.  After the speaker's presentation, there will be a question and answer session.  To ask a question during the session, you will need to press star one on your telephone.  Please be advised that today's conference is being recorded.  If you require any further assistance, please press star zero.  I would now like to hand the conference over to your host today, Lauren Torres.  Please go ahead ma'am.

Lauren Torres:  Thank you and good morning, everyone.  Thank you for joining us to review Independence Realty Trust Third Quarter 2021 Financial Results.  On the call with me today are Scott Schaeffer, our Chief Executive Officer; Jim Sebra , our Chief Financial Officer; and Farrell Ender, President of IRT.

Today's call is being webcast on our website at www.irtliving.com.  There will be a replay of the call available via webcast on our Investor

Relations website and telephonically beginning at approximately 12pm Eastern time today.

Before I turn the call over to Scott, I'd like to remind everyone that there may be forward looking statements made on this call.  These forward looking statements reflect IRT's current views with respect to future events, financial performance and the proposed merger with Steadfast Apartment REIT, which will be referenced herein as STAR.  Actual results could differ substantially and materially from what IRT has projected, and there can be no assurance that IRT will consummate the merger within the expected timeframe, or at all.  Such statements are made in good faith pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Please refer to IRT's press release, supplemental information, and filings with the SEC for factors that could affect the accuracy of our expectations or cause our future results to differ materially from those expectations.

May discuss non-GAAP financial measures during this call.  A copy of IRT's earnings press release and supplemental information containing financial information, other statistical information, and the reconciliation of non-GAAP financial measures to the most direct comparable GAAP financial measure is attached to IRT's current report on the form 8-K available at IRT's website under investor relations.  IRT's other SEC filings are also available through this link.  IRT does not undertake to update forward looking statements in this call, or with respect to matters described herein, except as may be required by law.

With that it's my pleasure to turn the call over to Scott Schaeffer.

Scott Schaeffer:  Thank you, Lauren.  And thank you all for joining us today.  We're excited to review our third quarter results which reflect the strength of our business and the opportunities that lie ahead.  On today's call, I'd first like to provide some quarterly highlights and then update you on our proposed merger with STAR.

In the third quarter, we experienced continued momentum due to the execution of our strategic plan and strong resident demand, supported by positive migration trends, as well as favorable population and employment growth in our markets.  This has allowed us to achieve high occupancy levels in our communities and drive significant rental rate growth, which was clearly reflected in our third quarter results.

Specifically, our same store NOI increased 14.7% in the quarter and our core FFO improved more than 25% compared to a year ago.  Our same store average occupancy increased to 96%, a 220 basis point increase on a year over year basis.  Our average effective monthly rent per unit grew 7.3% in the quarter, and we collected over 98% of third quarter rents and have now collected 99.4% of second quarter rents.

We are very pleased with these results especially given that we generated positive NOI growth in each quarter throughout the entirety of the pandemic.  And with favorable demand trends continuing, we are seeing strong results so far in October.  Our total portfolio average occupancy is 96.2%, a 130 basis point improvement compared to October of last year.  We have collected nearly 96% of October rent, which is consistent with collections at this point in prior months.  And given our high occupancy in the third quarter, we continue to drive rent growth averaging 14.2% for leases signed so far in the fourth quarter on a blended basis.

We also continue to execute on our proven value add program.  In the third quarter we completed renovations on 330 units.  And since commencement of our value add program, we have now completed 4,419 units at an average cost of $12,783 per unit and generated average rent premiums of $188 per month resulting in an unleveraged ROI of approximately 18%.

As mentioned on our last earnings call, after the combination of IRT's and STAR's portfolio, we will have a pipeline of approximately 20,000 units available for future renovation.  In addition to our value add program, IRT will continue to assess markets where we see long term growth opportunities and reevaluate those that may not be attractive, long term investments, while engaging in joint venture relationships focused on new multifamily developments.

Most recently, we entered into a joint venture with a partner to develop three new communities in Nashville, an exciting market that we'll be entering at scale post-merger.  Farrell will provide more details on this shortly.  But before I hand it over to Farrell , I would like to provide you with an update on our proposed merger with STAR.  Last quarter, we announced our attempt to join together two very similar high quality businesses with complementary geographic footprints, creating a 38,000 unit portfolio focused in the highly desirable Sun Belt region of the United States.  I'm pleased to note that integration on the plan merger with STAR is progressing well.  We continue to have good visibility on realizing our projected annual synergies of $28 million and expect the transaction to be immediately accretive to core FFO per share by approximately 11%.  We expect to close the transaction in the second half of December, then ensure shareholder approval at our special shareholder’s meeting on December 13.

This is an exciting time for both IRT and STAR stakeholders.  As our business combination will create a leading, publicly traded multifamily REIT in markets where we see substantial room for growth.

And now I'd like to turn the call over to Farrell for an operational update.  Farrell?

Farrell Ender:  Thanks Scott, and good morning, everyone.  I also share in Scott's excitement and optimism for our business.  Our year to date results are strong due the dedication of our team that is focused on servicing and retaining existing residents and attracting new residents to our communities.  In the third quarter, our same store occupancy grew 220 basis points to 96% from 93.8% a year ago.  This is continued in October with total portfolio average occupancy at 96.2%, up 130 basis points year over year.  We've been able to achieve these levels while increasing our average effective monthly rent by 7.3% in the quarter.

On a lease over lease basis for the same store portfolio, new lease rates increased 19.8% and renewals were up 5% during the third quarter, yielding a combined lease over lease rental rate increase of 10.5%.  Strong trends continue in the fourth quarter today, with new leases having increased 24.1% led by our value add communities, while renewed leases are up 9.4% with a blended lease over lease rental rate increase of 14.2% for our same store portfolio.  We are also seeing strong resident retention with a third quarter retention rate of 60.3%.  So far in October, retention is 52.7%, up from 47.5% a year ago.

To give you an update on our value add program, we completed renovations on 330 units in the third quarter.  We are currently performing renovations at 20 of our properties, having added our Meadows Community in Louisville to our ongoing renovation program.  As detailed on the value add summary in our supplements, we are now adding 1,295 units at communities that we will begin renovating in 2022.  We have designated seven communities completed as we have renovated 85% or more of their units.  We'll continue to work towards completing 100% of their units as leases expire.

Year to date, 700 units have been completed and we now expect to complete renovations on 1,000 units in total by year end.  This is less than our initial projections due to the higher than expected retention rates we saw throughout the year.  As Scott mentioned, after the merger with STAR is complete, we will have a portfolio of approximately 20,000 value add units.  In 2022, we expect to renovate 2,000 units from the combined portfolio and ramp up to 4,000 units per year thereafter.

During the third quarter, we closed on the joint venture in Nashville to develop three communities totaling 540 units with a joint venture partner.  We are investing a total of $14.4 million into the joint venture and have the right, but not the obligation, to purchase six communities upon their completion.  The first community will be delivered in the first quarter of 2022, and with the STAR merger, will enhance our exposure to this desirable market.

Touching on our planned dispositions.  We closed on the sale of King's Landing property in St.  Louis this quarter, recognizing a gain on disposition of $11.5 million.  In conjunction with the planned merger with

STAR, we've identified six assets to sell as we manage market concentrations.  Two are expected to sell this year and four during the first quarter of 2022.  We expect the blended economic cap rates on these dispositions to be 4%.  Once completed, proceeds will be used to repay debt of the combined companies.

Now, I'll turn the call over to Jim.

James Sebra:   Thanks, Farrell.  And Good morning, everyone.  Beginning with our third quarter performance update.  Net income available to common shareholders was $11.5 million, up from $1.1 million in the third quarter of 2020.  During the third quarter, core FFO grew to $22.7 million, up 25% from $18.2 million in Q3 2020.  Core FFO per share during Q3 was $0.21, 10.5% higher than Q3 last year at $0.19 per share.

Turning to our same store property operating result, NOI growth in the third quarter was 14.7%, driven by revenue growth of 9.4%.  This growth was driven by a 7.3% increase in average rental rates and a 220 basis points of higher average occupancy.  While this NOI growth includes value add communities, we did see NOI growth of 12.8% at our same store nine value add communities.  Again, this growth was driven by 6.3% increase in our average rental rate and 230 basis points of income and occupancy in the third quarter, both as compared to last year.

To date, we have collected 98.4% of our third quarter billings.  Consistent with past quarters, we evaluated uncollected amounts for collectability and we maintain a reserve for bad debt.  As of today, including collections subsequent to quarter end, we maintain a bad debt reserve of $1.2 million associated with a $1.6 million in gross receivables.  As a result, we have a net receivable balance of $410,000 and believe that these receivables will be collected in the near term.  From an earnings perspective, our bad debt expense was 1.1% of total revenue in the third quarter.

On the property operating expense side, same store operating expenses grew a modest 1.7% in the third quarter as real estate taxes and advertising expenses declined on a year over year basis.  The decline in real estate taxes was due to one-time assessment in the third quarter of last year, while advertising expenses were down as spend was higher last year.  To recall, the pandemic started to wane last summer and leasing velocity increased, and as a result, our advertising costs increased last year.  In addition, we experienced higher repairs and maintenance costs during the third quarter of this year compared to last year when many products were delayed to COVID.

Turning to our balance sheet, as of September 30, our liquidity position was $221 million.  We had approximately $8.7 million of unrestricted cash and $212 million of additional capacity through our unsecured credit facility.  In addition, we have $273 million of proceeds that we will receive upon settlement of our outstanding equity for sale agreements, covering 16.1 million shares of our common stock.  We expect to bring down the associated forward sale agreements during December 2021 in connection with the closing of our merger with STAR.

On the dividend, IRT's board of directors declared a quarterly cash dividend of $0.12 per share.  Which was paid on October 22.  This represents a payout ratio of 63% on $0.19 of AFFO(PH) during Q3 2021.  With respect to our outlook, we are updating our 2021 guidance based on our third quarter results and favorable view of our portfolio performance for the remainder of the year.  Our updated guidance does not take into account any impact of the pending merger with STAR.

Our revised guidance for 2021 EPS in the range of $0.18 to $0.23 per diluted share.  And for core FFO is a range of $0.80 to $0.82 per share, up from a previously guided range of $0.76 to $0.78 per share.  Our core FFO per share guidance adjusts for depreciation and amortization as well as gains on the sale of real estate assets and merger and integration costs.  For 2021, we now expect NOI on our same store communities to increase 10.25% at the midpoint up from our previously guided midpoint of 7%.  This updated guidance reflects expected same store revenue growth of 7.5% at the midpoint given higher average occupancy rates, rental rates that have increased more than expected, and bad debt expense that has trended lower than anticipated.

Moving on to expenses, our new projected growth and total same store real estate operating expenses of 2.75% at the midpoint is a result of our expectation that controllable operating expenses should increase 4.25% of the midpoint and our non-controllable expenses should increase only 50 basis points at the midpoint.  Generally, our original expectation for a more notable increase in real estate taxes portfolio wide, did not materialize this year.

Regarding our transaction and investment volume expectations for 2021, we have a few updates.  With respect to acquisitions, other than our pending merger with STAR, we are not projecting any additional acquisitions this year.  As of now, our pending merger with STAR is expected to close in mid-

December this year, as the special shareholder meeting to approve the merger scheduled for December 13.

As for dispositions, we are now projecting a disposition volume of between $170 and $180 million.  This increase from our previously guided range is a result of the assets we have currently identified as held for sale.  In connection with the pending merger with STAR, we identified nine assets for sale, six from IRT and three from STAR.  The proceeds from the sale of these nine assets will be used to delever the combined balance sheet at or shortly after the closing of the merger.  Our original estimate of value for these nine assets was $340 million.  Given the strength in the market, we're now estimating the value of these nine assets to be between $375 and $385 million.

Before I turn the call back to Scott, I wanted to briefly touch upon some preliminary thoughts looking into next year.  Recently, there has been a lot of press and discussion about the potential impact of inflation, labor shortages, and supply chain disruptions.  We are clearly evaluating all these factors on our business as we work through our budgeting process for 2022.  We are expecting to see more than an inflationary uptick in wages, but expect that our investment in Prop Tech and Automation will help to alleviate some of these potential increased expenses.  We're also anticipating an increase in the cost of materials used in value add renovation program.  We do expect that demand and rental premiums for these upgraded units will continue to be robust in 2022 such that our ROIs, even after the cost increases, will remain in the 15 to 20% range.

Lastly, as we think about the interplay between rental rates and occupancies, some of the market data we read suggests that double digit blended rent growth will continue during 2022.  For 2022, our plan will be to continue to manage both rental rate growth and occupancies to generate the highest possible revenue.

Thank you for your time today.  As we head into the final month of 2021, we look forward to closing our merger with STAR and we'll plan to provide full year 2022 guidance during our year-end earnings conference call, February.  Now, I'll turn the call back to Scott.  Scott?

Scott Schaeffer:  Thanks, Jim.  In closing, I want to once again highlight how encouraged I am by our strong year to date performance, supported by favorable market trends and IRT's commitment to driving growth from our proven portfolio of assets.  We're also excited about our future as we look forward to partnering with STAR and expanding our high quality portfolio in markets where we see high growth potential.  We thank you for joining us today and we look forward to speaking with many of you at NAREIT's virtual REITworld conference at the beginning of November.  Operator:  , we would now like to open the call for questions.

Operator:  And thank you sir.  We will now begin our question and answer session.  To ask a question, you will need to press star one on your telephone.  To withdraw your question you may press the pound key.  Please stand by while we compile the Q&A roster.

And our first question from the line of Neil Malkin from Capital One Securities.  You may now ask your question.

Neil Malkin:  Thank you.  Good morning, guys.  Great quarter.  First question for me relates to the merger.  I think just in general when you're dealing with new types of things, integration of the various things can maybe can take your eye off the ball, or, things might happen that are unexpected.  I think something like that happened with a larger Sun Belt here a few years ago.  Took them, I think, a year longer to sort of get the revenue management system up and running.

So, just wondering what you guys are doing proactively to eliminate any potential hiccups with either regarding synergies or getting all the culture in a, onboarded, the various things that can potentially, again, throw a wrench into the system of an otherwise smooth process.  Thanks.

Scott Schaeffer:  Thanks, Neil.  And obviously, it's a great question and it's on all of our minds every day.  So, the integration is progressing well.  Fortunately for us, and for STAR we have very similar operating systems and culture.  So putting the companies together, while there will always be bumps in the road, we think we are well on our way to having a smooth integration process.  We've just gone through the conversion of our operating system from Yardi to Entrata.  STAR is on Yardi.  So we now have great experience behind us, because we did it for all of the IRT properties.  So moving the STAR properties onto Entrata we think we have a very, very good handle on that.

We've been very focused on not just the technology, but on people.  We're keeping all of the onsite STAR people.  Most of their, I think all of their regionals, and many, many, many of their operating people are coming along.  We all have, within both companies, a good history of the different systems that we each use.  So working together and getting it onto one platform, we think will be very doable within the—the stated timeframe that we've laid out.  And so far, I can tell you that we've had very good all-hands on integration meetings every week.

We have a committee that's been formed to put this, to monitor and to oversee the processes and again, we do expect obviously there to be some bumps, but we're working very hard to minimize those and so far, so good.

Neil Malkin:  Great, appreciate your commentary.  The other question I have relates to the value add platform; obviously, very successful, very creative.  And you commented about some materials, supply chain issues, and I've heard we've heard that some companies are saying look, you can't order anymore, drywall or lumber or some sorts of things.  And so I'm just wondering, given that you're planning on ramping up your pipeline next year, and these issues appear to not be abating.  Are you sort of pre-ordering, or what sort of things are you doing to ensure that, you have enough materials to actually execute on your plan?

Farrell Ender:  Yeah, Neil, so this is Farrell.  Good question.  So remember, we're not doing any real ground up, so we're not experiencing any issues with lumber or drywall, but, we're doing appliances and countertops and flooring and we strategically, two years ago built out a procurement supply chain team that is working tirelessly to mitigate any of those shortages.  We do experience them; we had some appliance issues, into last year.  We expect material prices to rise in the future and it's their job to leverage the scalable(PH) platform to get the best prices that we can on materials.

Neil Malkin:  Okay, great.  And then maybe just another quick one, real quick is, you're seeing such strong demand and I'm just wondering if, can you attribute that to, I mean these are like historically strong levels here.  I mean, is it just the sheer number of people coming into the market like in migration from, a lot of these, higher cost, legislatively crumbled markets, or is it just, more jobs, higher wages, like, like, what is driving this, all time level of pricing power?

Scott Schaeffer:  Well, we talk about the supply demand imbalance a lot and I think, just overall, the market fundamentals in the markets we're in are outpacing in national average; you add on that compound impact of COVID.  And in the majority of our markets, you're seeing demand basically, at twice the amount of supply.  And that we've probably got a decent amount of time that we're going to experience that again because of COVID and market fundamentals (INAUDIBLE) supplied new construction was slowed during that period.  So we're just seeing a tremendous amount of demand for our product in the majority of our markets.

James Sebra:  We've always had this philosophy that, people need a place to live, and that's why we love multifamily.  Again, what Farrell said, our markets have had a supply demand imbalance for some time; growing population and job creation, higher than in any other parts of the country.  And that just creates, a need for housing and again, there's a housing shortage so, we've always had this philosophy if you provide a good clean, well located asset and you maintain it, and you manage it professionally, you will keep good strong occupancy and be able to push rents.  And now with rising wages, it really gives us, the ability to continue to push rents.  If you think about it only $0.20 of every dollar that our residents earn on average goes towards rent.  With rising wages, it does, give us again, that tailwind to continue to, carry higher rent.

Neil Malkin:  Thank you guys.

Operator:  Our next speaker is our next question from Amanda Sweitzer from Baird.  You may ask your question.

Amanda Sweitzer:  Thanks.  Good morning, guys.  I wanted to start on guidance.  Can you just update us on what the implied blended lease rate is in guidance today versus what you've achieved year to date?

James Sebra:  For the whole year of just for -

Amanda Sweitzer:  Yeah, for the full year guidance, and what you've achieved year to date.

James Sebra:  Yeah, I mean, the revenue growth that we have in our guidance, the dimension is kind of midpoint of seven and a half times, or 7.5%.  The rent growth that we've been seeing to date, we'll call it 24% in the fourth quarter, 9% of renewals in the fourth quarter.  We've got a blended lease growth in the fourth quarter 14%.  For the year to date, it's about 9% blended rent growth.  We've got a net protector-- the blended rent growth that we have heading into the fourth quarter and full year guidance.

Amanda Sweitzer:  Okay.  That's helpful.  And then following up on the integration aspect.  As you dug into the Steadfast portfolio a bit more, given the update on expected catbacks(PH) investments, either in terms of the ROIs you'll be able to achieve on that portfolio in particular or any potential deferred maintenance issues that you've seen?

James Sebra:  Yeah, we've certainly, obviously done our due diligence as part of the merger.  There's no deferred maintenance, they're recurring CapEx spend, then it's going to be very consistent with our recurring CapEx spend roughly.  550 a door, plus or minus annually.  And then as we mentioned, as Scott mentioned, there is a large pipeline of value add potential in the portfolio, that we think we'll be able to continue to achieve, roughly the same ROI that we've achieved.

Amanda Sweitzer:  Okay.  Makes sense.  And then last one for me, just given the strong fundamental performance as well as the accretion you expect from Steadfast, any update to how you and the board are thinking about the dividend today.

Scott Schaeffer:  Yes.  The only update is that we want to get through, and again, this is Scott, as chairman of the board, I have some insight, but I can't speak for the whole board.  We want to get through the merger, we want to get through the integration; we recognize that our payout ratio has declined dramatically with, this bottom line, something that we'll be looking at, but not until the merger ends.

Amanda Sweitzer:  Makes sense.  Appreciate the time.

James Sebra:   Thanks, Amanda.

Operator:   Next speaker is our next question from the line of Nick Joseph from Citi, you may ask your question.

Nick Joseph:   Thanks.  Maybe just continuing on the integration, how quickly do you expect to be able to add the STAR assets to the redevelopment program and actually work on them?

Scott Schaeffer:  So pretty quickly, I mean we're going to start with markets that we're already in.  We anticipate being able to add a handful next year to the renovation platform and really, 2023 really going full steam into their portfolio.

Nick Joseph:  And then just on the same store, guidance change, obviously pulled, I think, about six properties out of the pool.  What was the impact if those assets had remained in the pool? Was there any impact from the removal of the properties or was it just pure change for the portfolio overall?

James Sebra:   Yeah, no, the same store growth in the third quarter with 47 was 14.7%, if you included the six dispositions in the same store pool would have been 14.2%.  So fairly consistent.  And, the guidance that we have from a disposition standpoint is that two of those six assets will sell probably in the second half of December.  So from an earnings standpoint, very, very small effect this year.

Nick Joseph:  Was there any change to the full year guidance based off of the removal?

James Sebra:   There’s not, no.

Michael Bilerman:  Hey guys.  It's Michael Bilerman here with Nick .  Just had one question.  Sounds like you're trying to minimize the risks as many as the risk as possible, in terms of systems and people that typically arise coming out of M&A.  Given the fact that STAR is a non-traded REIT, a lot of individual shareholders, what are you starting to do to sort of deal with a potential flow back of sales from that? Can you set up a buyback program? Are you trying to get other institutional shareholders to come in? Walk me through how you're thinking about dealing with that given it’s a significant equity base.

James Sebra:  Well, thanks, Mike.  It's a question that we've thought a lot about, pre-agreement to merge and since.  I don't know that there's a whole lot we can do, we're not going to do a buyback especially with where the stock is trading.  We don't think that's appropriate.  But we've been advised that there will be, give or take 20 to 25% of the retail shareholders will look to exit over the first six months post-merger, but that the index buying because of the larger size of the combined company should more than offset that.

So we really don't believe that there will be any real pressure from the non-traded REIT shareholders getting liquidity for the first time.  Also, if you think about it, many of them have a negative basis or very, very low basis, so they're gonna have a big tax problem if they sell the shares, and the fact that they're getting liquidity forever, not for just a short period of time or a short window, also gives us some comfort that they will not all look to sell immediately, but they’ll look to sell when it makes sense as they manage their own portfolio.

Michael Bilerman:  And then just in terms of lower they're doing than the number of times where upon exchange when they come into your stock.  Is that flat, up, or down?

James Sebra:   Slightly down.  Considering the exchange to .905 ratio.

Michael Bilerman:  So they'll receive a lower yield upon closing as well?

James Sebra:   Small very, very small .

Michael Bilerman:  So you won’t--you'll have a buyback program in place and I don't know what the stock is today and I know that's not what you wanted to play your capital for, but I assume you'll put that arrow in your quiver so that--I mean, who knows where the markets going to be upon close and what could happen.  Your index buying in the same time as the non-traded sell down.  And 25% of total and since almost 10% of your share base, so it's not insignificant.  So I just want to ensure that you have the tools at the ready for that.

Scott Schaeffer:  We don't have a buyback in place.  However, it's something that we have been discussing with the board and we'll continue to think about moving forward.

Michael Bilerman:  Yeah.  You always want to have as many tools in the toolkit to deal with situations so that you're not caught flat footed.  So, that would probably be something to have in place.

Scott Schaeffer:  We appreciate that advice, Michael, thanks.

Michael Bilerman:  Okay.  Thank you.

Operator:   Next speaker is our next question from the line of Austin Wurschmidt from KeyBanc.  You may ask your question.

Austin Wurschmidt:  Great, and morning, everyone.  In the STAR merger presentation, you guys did outline what new lease rates were for the STAR portfolio and I was just wondering if you could share some high level thoughts on how that portfolio has performed into the third quarter, versus your existing portfolio so we can start to think about maybe the earn in of STAR as well.  And then any thoughts on the performance relative to your initial underwriting?

James Sebra:    Yeah, no, Austin, great question.  STAR did file their 10-Q last night as well as put out a press release on their earnings as well.  I would just direct everybody to kind of take a look at that and read that generally speaking, their performance is very consistent with ours, a lot of their lease or release growth, very consistent with ours.  A slightly higher occupancy at 96.5% again, very consistent.  Again it just speaks to the fact that, properties are located very close to ours.  Very similar business practices and cultures drive similar operating results.

Austin Wurschmidt:  I appreciate that.  And then so with some of the NOI growth you're achieving, you mentioned in your comments about the disposition proceeds, being greater than you had originally anticipated.  One would think that you're tracking ahead of your pace as far as decreasing leverage, closer to your medium term target.  So I'm just curious when you balance that with where the stock's trading at all-time highs, what are sort of the latest thoughts around potentially accelerating deleveraging versus just remaining patient?

Scott Schaeffer:  So, as part of this merger, and we identified, and I think Farrell mentioned this in his prepared remarks, we identified $340 million worth of assets, nine communities, six IRT communities and three STAR communities to be sold, with the proceeds being used to delever.  So our initial estimate of value back in July was $340 million, but now that we're in the process and actually moving towards actual sales, we think that those proceeds will be as high as $380, maybe even $390 million.

So that additional value along with the fact of the strong growth from both companies, it now leads us to believe that we will hit our seven and a half or mid seven net debt to EBITDA target in the middle to later part of next year rather than the end of 2023.  So a full, maybe 18 months earlier than what was originally projected.  And that deleveraging will continue just through organic earnings growth as we move forward.

Austin Wurschmidt:  Appreciate the thoughts, Scott.  Thank you.

Scott Schaeffer:  Sure, thank you.

Operator:  Speakers, our last question is from David Toti from Collier Securities. You may ask your question.

David Toti:  Good morning, thank you. Gentlemen, is there any expectation for additional synergies beyond the $28 million in the merger that you’ve pre-announced?

Scott Schaeffer:  David, it’s a great question. Obviously we’re still in the incubation(PH) process. We’re still very confident of delivering the $28 million of synergies and we’ll continue to look to generate even further to the extent it’s available, and we’ll provide a full update once we get through the merger, get it closed, and then as part of our 2022 guidance.

David Toti:  Okay, great, so that’s a moving target. Then my other question had to do with the dispositions. Can you provide a range on those assets? Was it a relatively wide range of cap rates implied by the sale prices, or was it a somewhat homogenous grouping?

Farrell Ender:  No, it’s pretty tight, and all close between high 3s and 4% cap rates.

David Toti:  Okay, and then just lastly, were any of those assets part of the value  add pipeline or were they held out previously?

Farrell Ender:  Three of them were in the value add pipeline.

Scott Schaeffer:  Yes, but they were pretty much almost complete from a value add standpoint.

David Toti:  I see, okay, great. Thank you for the answers.

Scott Schaeffer:  Thanks David.

Operator:  And we don’t have any further questions, so at this time I will now turn the call over to Scott Schaeffer for closing comments.

Scott Schaeffer:  Thank you all for joining us today. We look forward to completing the merger come mid-December and then speaking with you after year end. Thank you.

Operator:  This concludes today’s conference call. Thank you all for joining. You may now disconnect.

Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which IRT operates and beliefs of and assumptions made by IRT management, involve uncertainties that could significantly affect the financial results of IRT or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to certain actions to be taken by IRT in connection with the closing of the mergers. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although IRT believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, IRT can give no assurance that its expectations will be attained. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: IRT’s and STAR’s ability to complete the mergers on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and lender consents and satisfaction of other closing conditions to consummate the mergers; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; risks related to diverting the attention of IRT and STAR management from ongoing business operations; failure to realize the expected benefits of the mergers; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed mergers, including resulting expense or delay; the risk that STAR’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the mergers; effects relating to the announcement of the mergers or any further announcements or the consummation of the mergers on the market price of the IRT common stock or STAR common shares; the possibility that, if IRT does not achieve the perceived benefits of the mergers as rapidly or to the extent anticipated by financial analysts or investors, the market price of IRT common stock could decline; general adverse economic and local real estate conditions; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; adverse changes in financial markets that result in increases in interest rates and reduced availability and increased costs of capital; increases in operating costs and real estate taxes; changes in the dividend policy for IRT common stock or IRT’s ability to pay dividends; impairment charges; unanticipated changes in IRT’s intention or ability to prepay certain debt prior to maturity; inability to sell certain assets within the time frames or at the pricing levels expected; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting IRT and STAR, including those described from time to time under the caption “Risk Factors” and elsewhere in IRT’s and STAR’s SEC filings and reports, including IRT’s Annual Report on Form 10-K for the year ended December 31, 2020, STAR’s Annual Report on Form 10-K for the year ended December 31, 2020, IRT’s and STAR’s subsequently filed quarterly reports on Form 10-Q and future filings and reports by either company. Moreover, other risks and uncertainties of which IRT and STAR are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by IRT or STAR on their respective websites or otherwise.  Neither IRT nor STAR undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information and Where to Find It

In connection with its announced merger transaction with STAR, IRT filed with the SEC a registration statement on Form S-4 to register the shares of IRT Common Stock to be issued in connection with the proposed merger transaction.  The registration statement was declared effective by the SEC on September 29, 2021, and includes a joint proxy statement/prospectus which was sent to the stockholders of IRT and the stockholders of STAR. INVESTORS AND SECURITY HOLDERS OF IRT AND STAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by IRT and/or STAR through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT are available free of charge on IRT’s internet website at http://www.irtliving.com or by contacting IRT’s Investor Relations Department by email at IRT@edelman.com or by phone at +1-917-365-7979. Copies of the documents filed with the SEC by STAR are available free of charge on STAR’s internet website at http://www.steadfastliving.com or by contacting STAR’s Investor Relations Department by phone at +1-888-223-9951.

Participants in Solicitation

IRT, STAR, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the announced merger transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 18, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 29, 2021. Information about the directors and executive officers of STAR is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 12, 2021, and in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on June 14, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.